EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND

PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the three months ended March 31, 2014 and the five years ended December 31, 2013 were as follows:

	Three Months Ended March 31,	Year Ended December 31,
	2014	2013	2012	2011	2010	2009
	(Dollars in thousands)
Earnings:
Add:
Income from continuing operations before income from unconsolidated joint ventures and gains on consolidation of joint ventures	$66,965	$254,536	$244,561	$225,277	$148,921	$254,946
Gains on sales of real estate	—	—	—	—	2,734	11,760
Amortization of interest capitalized	1,445	5,522	5,278	4,188	2,660	2,498
Distributions from unconsolidated joint ventures	1,431	17,600	20,565	22,451	10,733	6,676
Fixed charges (see below)	132,925	522,070	465,586	446,633	419,881	372,465
Subtract:
Interest capitalized	(17,709)	(68,152)	(44,278)	(48,178)	(40,981)	(48,816)
Noncontrolling interest in income of a subsidiary that has not incurred fixed charges	(6,655)	(5,818)	—	—	—	—

Total earnings	$178,402	$725,758	$691,712	$650,371	$543,948	$599,529

Fixed charges:
Interest expensed	$113,554	$447,240	$413,564	$394,131	$378,079	$322,833
Interest capitalized	17,709	68,152	44,278	48,178	40,981	48,816
Portion of rental expense representative of the interest factor	1,662	6,678	7,744	4,324	821	816

Total fixed charges	$132,925	$522,070	$465,586	$446,633	$419,881	$372,465

Preferred distributions	3,208	14,103	3,497	3,339	3,343	3,594

Total combined fixed charges and preferred distributions	$136,133	$536,173	$469,083	$449,972	$423,224	$376,059

Ratio of earnings to fixed charges	1.34	1.39	1.49	1.46	1.30	1.61

Ratio of earnings to combined fixed charges and preferred distributions	1.31	1.35	1.47	1.45	1.29	1.59